FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2022 Earnings presentation

Earnings Presentation — 2022 2 February 2023

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non- IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (Santander) Q4 2022 Financial Report, published as Inside Information on 2 February 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor, save as expressly indicated under ‘Auditors’ review’, reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby announces that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information The following important factors (and others described elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; and (8) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Index 1 Appendix 3 Group and Business areas review Final remarks 2 4 2022 Highlights

5 Our strategy execution delivered record results with a 18% increase in attributable profit Note: FY’22 data or YoY changes in euros. In constant euros: attributable profit +8%, total revenue +6%. Customer focus and scale drove profitable growth +7mnCustomers Total revenue +12% Increased profitability, shareholder value and returns RoTE 13.4% Delivered record year in profit, with €2.3bn in Q4 Attributable profit €9.6bn Further strengthened our rock-solid balance sheet FL CET1 12.04% CoR 0.99% EPS +23%

6(1) 2021: restructuring costs (net of tax), corresponding mainly to the UK and Portugal. Record profit boosted by 12% revenue growth... € million 2022 2021 Euros NII 38,619 33,370 16 9 Net fee income 11,790 10,502 12 7 Trading and other income 1,745 2,532 -31 -37 Total revenue 52,154 46,404 12 6 Operating expenses -23,903 -21,415 12 7 Net operating income 28,251 24,989 13 5 LLPs -10,509 -7,436 41 31 Other results -2,492 -2,293 9 8 Underlying att. profit 9,605 8,654 11 2 Net capital gains and provisions¹ 0 -530 -100 -100 Attributable profit 9,605 8,124 18 8 % change Constant euros • Revenue growth backed by volume increase and initial interest rate tailwinds • Efficiency ratio improvement • Based on operational improvements, record net operating income (representing 2.7% of loans) • CoR <1% • RoTE: 13.4% Delivered on Group 2022 targets

7 12.0% 13.4% 2021 2022 …led to increased profitability, shareholder remuneration and returns € per share 4.12 4.37 2021 2022 (1) Our 2022 shareholder remuneration policy is c.40% payout split in approximately equal parts (cash and share buybacks). Cash DPS estimated as 20% of the profit for the year. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. (2) Including the cash dividends per share paid in May 2022 and November 2022. (3) Includes share buybacks completed in Nov-21, May-22 and January-23. Profitability + EPS growth TNAVps + Cash DPS RoTE 43.8 53.9 2021 2022 EPS € cents +23% YoY +6% YoY Cash DPS1 growth: +16% YoY In the last two years, we have repurchased 5% of our outstanding shares3 2022 includes €0.11 of cash dividends2

8 Disciplined capital allocation plus our diversification further strengthen our rock-solid balance sheet 11.96% 12.04% 2021 2022 3.16% 3.08% 2021 2022 Improved NPL ratio Delivered on our CoR target (<1%) Continued growth in FL CET1 152% LCR 0.77% 0.99% 2021 2022 Credit quality remained robust High quality / stable retail funding Delivered on capital targets (FL CET1 >12% every quarter ) (1) Including acquisition of SC USA minority interest and Amherst Pierpont Securities completed at the beginning of 2022. (2) Regulatory requirement using estimated December 2022 countercyclical buffer. 1 High quality funding and conservative liquidity management Regulatory requirement (100%) 70% 80% 2021 2022 83% 17% Deposits Wholesale Retail Regulatory requirement (9.07%)2 2022 target of 80% RWAs with ROE>CoE achieved

9 In-market scale coupled with global network allowed us to be among the most profitable banks in our markets #2 In-market scale in volumes Ranking in lending Note: considering privately-owned banks. (1) Retail auto originations. (2) Mortgages. #51 Additionally, we are leaders in profitability in 4 out of 10 markets Our global and network businesses (CIB, WM&I, PagoNxt and Auto) represent >30% of Santander’s total revenue and >50% of profit #3 #1 #2 #3 #1 in Europe Digital Consumer Bank #2 #32 #1

Our global businesses continue to drive in-market and Group profitable growth and value

Our global reach with local expertise generates additional business / revenue opportunities...

...and supports higher and more predictable growth than peers...

...with better efficiency and profitability levels

CIB: leaders in LatAm and strengthening common value proposition in Europe and the US

Cross-border & collaboration revenue

€3.4bn +33% YoY

47% of CIB total revenue



YoY changes
--- peers
+32%
+11%
Revenue
+34%
+13%
PBT

	Efficiency ratio	PBT/RWAs
SAN	39%	3.7%
Peers	61%	2.4%

WM&I: Top 3 Best Global Private Banking and preferred asset manager and insurance provider in LatAm and Europe

Private Banking cross-border & collaboration AuMs

€51bn +2% YoY

21% of total PB AuMs



YoY changes in constant euros
--- peers
+23%
0%
PB Revenue
+1%
-4%
AM Revenue
+24%
+13%
Insurance GWPs

	Efficiency ratio[1]	PBT/AuMs[1]
SAN	45%	0.29%
Peers	69%	0.15%

Note: Santander data - FY'22. Peer data – 9M'22 or latest available. Peer group corresponds to the those included in the benchmarking exercise for the variable renumeration calculations for these businesses.

(1) Includes Private Banking and Asset Management.

Santander 10

Auto and Payments global scale advantages and capabilities are driving profitable growth across our 10 core markets and beyond

Auto mobility services: a worldwide leader supported by our global OEM partnerships

#1 in Europe in volumes and profitability...

New loan growth (YoY)

	New auto	Used auto
DCB	+2%	+15%
Market[1]	-4%	-11%

	Efficiency ratio	RoA[2]
DCB	47%	2.01%
Peers	50%	1.06%

...leveraging our position to grow in the Americas

Market position

#1 in LatAm

#5 in the US

% activity related to partner OEM relationships in Europe

>40%

Payments: expanding our merchant and card capabilities through the Group

Scaling up our global platforms...

Getnet Merchant acquiring

Top 3 in LatAm

Market share Mexico (# transactions)



14%
18%
20%
2020
2021
Nov-22

Cards

97mn

Cards managed globally

+4mn YoY

...with strong growth as we ramp-up business

YoY changes in constant euros

PagoNxt



+27%
+72%
TPV
Revenue

Cards



+14%
+19%
Turnover
Revenue

Santander

Note: Santander data - FY'22. Peer data – 9M'22 or latest available. Peer group corresponds to the those included in the benchmarking exercise for the variable renumeration calculations for DCB.

(1) New auto change in number of new car registrations; used auto change in number of market transactions.

(2) PBT / average outstanding loans (with operational lease).

11

Our actions are enabling us to deliver on our customer and digital targets while supporting the transition to a green economy

Customer centric

	2022	YoY
Total customers	160mn	+7mn
Loyal customers	27mn	+8%

	2022	YoY
Digital customers	51mn	+8%
Digital transactions	80%	+4pp

Our ESG approach is embedded in all our businesses

SCIB	Green finance[1] c.€91bn	Project finance Renewables[2] #2 global leader
Consumer businesses	Electric vehicles €4.8bn	Rest[3] €0.3bn
WM&I	Socially responsible investment AuMs[4] €53bn	Innovative Partnerships: (RED) & Innoenergy

Note: 2022 provisional ESG figures. New business in 2022, unless stated otherwise.

(1) Cumulative since 2019. Public target of €120bn by 2025 and €220bn by 2030. (2) According to Infralogic Dec-22 (3) Includes bicycles, solar panels, electric chargers, green heating systems, etc. (4) AuMs classified as Article 8 and 9 funds (SFDR) from SAM, plus third-party funds and other ESG products according to EU taxonomy from Private Banking. We apply equivalent ESG criteria to SAM's funds in Latin America.

Santander 12

Supporting our teams, strengthening our culture and promoting financial inclusion

Teams & Culture

Women in senior positions[1] (30% 2025 target)	c.29%
Global eNPS[2]	54 (16 higher than companies average)
Equal pay gap	c.1%

Social & Governance

Financial inclusion ahead of targets

Financially empowered people since 2019	>10mn
Microcredits (LatAm)	>€900mn

Corporate Governance

Board gender composition	40% women

Note: 2022 provisional figures.
(1) Senior positions make up 1.2% of the total workforce.
(2) Employee net promoter score. According to external benchmark Workday Peakon Employee Voice.

Santander 13

14 Index 1 Appendix 3 Group and Business areas review Final remarks 2 4 2022 Highlights

15(1) 2021: restructuring costs (net of tax), corresponding mainly to the UK and Portugal. Record profit boosted by 12% revenue growth... 1,608 2,067 2,174 2,275 2,543 2,351 2,422 2,289 2,138 Q1'21 Q2 Q3 Q4 Q1'22 Q2 Q3 Q4 Attributable profit (Constant € mn) € mn Attributable profit Underlying profit 1,831 2,285 2,314 2,424 2,627 2,305 2,357 2,315 € million 2022 2021 Euros NII 38,619 33,370 16 9 Net fee income 11,790 10,502 12 7 Trading and other income 1,745 2,532 -31 -37 Total revenue 52,154 46,404 12 6 Operating expenses -23,903 -21,415 12 7 Net operating income 28,251 24,989 13 5 LLPs -10,509 -7,436 41 31 Other results -2,492 -2,293 9 8 Underlying att. profit 9,605 8,654 11 2 Net capital gains and provisions¹ 0 -530 -100 -100 Attributable profit 9,605 8,124 18 8 % change Constant euros Q4 charges DGF & Bank Levy (c.€300mn after tax)

16Note: YoY changes in constant euros. (1) Adjusted RoTEs: adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 9.3% for Europe, 11.1% for North America, 18.8% for South America and 13.7% for DCB. …and our geographic footprint Europe South America North America Digital Consumer Bank Underlying attributable profit (€ mn) Contribution to Group’s underlying profit Underlying RoTE1 +5% +9% 579 643 +3% +9% 157 136 +9% +14% 152 123 +10% +5% 125 59 +9% +7% Deposits (€ bn) Loans (€ bn) Group DCB 3,810 +38% 2,878 -14% 3,658 +1% 1,308 +12% 33% 25% 31% 11% 12.5% +3.2 pp 20.5% -3.6 pp 25.1% -1.1 pp 14.4% +1.3 pp

17 12,539 12,391 13,220 13,750 Q4 revenue growth supported by all regions and global businesses Fees NII Constant € mn 337 344 354 582Trading gains Other income Revenue 557 61 109 -234 Q1'21 Q2 Q3 Q4 Q1'22 Q2 Q3 Q4 8,904 9,178 9,808 10,400 2,741 2,808 2,949 3,002 Revenue breakdown 1.2bn 1.4bn Quarterly revenue drivers • Growth in Europe (+13%) and South America (+6%) • Strong quarter in North America, after record NII in Q3 • DCB activity offset by wholesale funding costs Other income • Q4 affected by DGF charges Fees • Growth boosted by South America, mainly Brazil, and DCB • Positive trends continued in: CIB +1%, WM&I (+3% including ceded fee income) and PagoNxt +18% NII Q4’22 vs. Q3’22

18 Volume growth1 35,417 38,619 2021 2022 Full-year NII and NIM improved, supported by volumes and interest rate increases 2.41% 2.53% NIM (1) In constant euros. In euros +6% in loans; +9% in deposits. NII drivers • Loans (+5%) up in all markets • Deposits (+9%) increased in all regions • All segments grew. Of note loans in CIB (+11%) Margin management • Higher NIM supported by cost of deposit management • Accelerated TLTRO repayments: €61bn to date • Continued rebuilding ALCO portfolio Higher interest rates • Benefiting the UK, Poland and Mexico • Not yet fully reflected in Spain, Portugal and the US • Brazil, Chile & DCB affected by negative sensitivity NII and NIM NII +9% Constant € million

Net fee income supported by cross-border collaboration and growth in loyal customers driving both higher volumes and improved activity

Net fee income

Constant € million



+7%
11,045
11,790
2021
2022

Net fee income drivers

YoY % changes in constant euros

Trade **+13%**	Private Banking net new money **€11.7bn**	Insurance premiums **+24%**
DCB new lending **+10%**	Cards fees **+9%**	PagoNxt fees **+60%**

- Increase in **all regions** and **DCB**
- Greater transactional activity and **high value-added products** and **services**

Santander

19

20 22,336 23,903 2021 2022 Focus on productivity and efficiency with real costs decreasing across our footprint 46.2% 45.8% Constant € million Efficiency Note: costs in real terms exclude the impact from weighted average inflation. Costs and Efficiency drivers Costs and efficiency ratio Costs Costs grew below inflation in all regions • Costs in real terms: -5% • Investments in digitalization and salary agreements affected some markets Efficiency improvement continued • Structural improvement in Europe (-5pp) • Ongoing transformation process towards simpler and more integrated models • Focus on lowering cost-to-serve +7%

21 We achieved our <1% CoR target… 0.77% 0.99% CoR LLPs and CoR LLPs LLPs and CoR drivers Constant € million • Q4 LLPs of €3.0bn (+11% QoQ) • 2022 includes additional LLPs due to updated macro assumptions (mainly US, Spain and UK) • Normalization in some countries vs. releases in 2021 Cost of risk • Improvement in Spain and Mexico • The UK (0.12%) and the US (1.35%) up from very low levels in 2021. CHF mortgages in Poland • As expected, core trends continued to improve in Brazil in Q4, excluding a one-off LLPs +31% 8,011 10,509 2021 2022

22 …backed by a loan portfolio that is highly collateralized, diversified... Credit quality Dec-22, YoY % changes in constant euros Solid loan portfolio structure Secured 65% Unsecured 35% Guarantee Indiv. mortgage 34% Auto 15% Non-auto & other 13% SMEs & Corps 24% CIB 14% Segments Adequate risk-return levels in consumer c.50% secured c.90% with LTVs <80% €1,019bn€1,019bn >65% investment grade2+11% 0% +8% +6% +8% Dec-21 Dec-22 NPL ratio 3.16% 3.08% Coverage ratio 71% 68% Stage 1 €929.4bn €1,004.1bn Stage 2 €70.8bn €69.1bn Stage 3 €33.2bn €34.7bn 1 (1) Managerial breakdown. (2) Considering investment grade exposures with rating above equivalent rating agencies’ BBB.

23 • c.80% of total US portfolio is prime. Auto NPL coverage ratio c.90% and >10% coverage of the total auto portfolio • Historically low unemployment rate and high collateral values (used car prices 43% higher than 2019, but correcting) ...medium-low risk and predictable UK Spain Loan portfolio structure in the main countries • Average mortgage portfolio LTV of 62%. 75% of the mortgage portfolio at variable rate • Employment remains resilient • Simple average mortgage LTV: 40% (LTV over 80% <5%). New business vintage delinquency rates stable • Low unemployment rate Brazil • Unsecured individuals represent 20% of Brazil’s total portfolio. Proactively implementing mitigation and correction measures to strengthen the portfolio • Positive macroeconomic outlook: 2023 GDP growth and low unemployment is expected US

24 Brazilian portfolio well-balanced between individuals and companies while we increased collateralization. 2022 impacted by a one-off, though main individuals' segments improved slightly Strong growth of collateralized portfolio weight Cost of risk Q4’19 4.50% 4.89% 4.36% 4.06% 3.93% 4.35% 3.73% 4.79% 2015 2016 2017 2018 2019 2020 2021 2022 Unsecured portfolio 21.0% 14.0% 9.9% 12.5% 18.9%17.4% 9.0% 9.4% 7.7% 7.1% 6.1% Credit cards Auto loans Payroll loans % total portfolio secured1 Corporates + SMEs Individuals + Consumer Finance Q4’20 Q4’21 Q4’22 Personal loans Unsecured Secured Others Auto loans Mortgages Payroll loans Credit cards Personal loans Agro Individual + CF portfolio breakdown (1) Secured portfolio includes mortgages, payroll loans, auto and agro. Secured portfolio 36% 38% 57% 52% 55% 55% 64% 62% 43% 48% 45% 45% 2015 2016 2019 2020 2021 2022 26.4% 28.4% 39.2% 36.8% 36.3% 37.0%

25 In the US, credit normalization to continue in 2023, but the shift in Auto loan mix is supporting a CoR below pre-pandemic levels Note: NCO’s are in IFRS. (1) Consumer Retail instalment contract (RICs) and auto loans, excludes commercial fleet. Excludes LHFS. US Net Total Charge-Offs US RICs and Auto loan distribution by FICO Segment1 US Auto 60+ DQ US Auto Net-Charge Off Rates $ million 2019-2023 SC and SBNA Delinquency Rates 2019-2023 NCO % (inc. repo) $2,597 $1,755 $494 2019 2022 Auto Consumer (ex. Auto) Commercial Other inc. Bluestem $3,238 $1,897 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% 7.00% Q1'19 Q1'20 Q1'21 Q1'22 Q1'23 (e) Total SBNA SC 16% 17% 11% 9% 9% 7% 7% 53% 51% 51% 41% 38% 38% 35% 17% 17% 18% 16% 16% 16% 17% 14% 15% 21% 34% 38% 39% 41% 2016 2017 2018 2019 2020 2021 2022 Estimated to be below pre-pandemic “normal levels” 6.70% 3.70% 1.70% 3.60% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 2019 2020 2021 2022 2023 (e) NCO rate (annual) NCO rate (quarterly) Estimated to be below pre-pandemic “normal levels” % funded with deposits 17% 18% 22% 30% >=640 600-639 <600 No FICO

26 Strengthening our capital position % 2022 FL CET1 performance 12.04-0.62 -0.27 -0.34 -0.07 11.96 +1.38 Dec-21 Gross organic generation Shareholder remuneration Regulatory & models Markets & others Corporate transactions Dec-22 In Q4, +40bps of gross organic capital generation, -23bps from cash dividend accrual and share buybacks and -23bps from regulatory, models and others (1) Including acquisition of SC USA minority interest and Amherst Pierpont Securities completed at the beginning of 2022. Disciplined capital allocation strategy % of RWAs with RoE > CoE: 80% 80% (70% in FY’21) 2022 TARGETS 2022 ACHIEVEMENT 1 RWAs rising below loan growth (excluding FX impact) RWAs +1% < Loans +5% 2022 front book RoRWA: 2.2% 2.6%

27 Index 1 Appendix 3 Group and Business areas review Final remarks 2 4 2022 Highlights

28 Strong performance in 2022, delivering on profitability, capital and CoR targets We continue to serve more customers while maintaining a rock-solid balance sheet - +7 million customers in 2022 - Top 3 by NPS in 8 markets - FL CET1 above 12%, while delivering on CoR target (<1%) As a result, 2022 has been a record year: - Double-digit growth in revenue (+6% in constant euros) and profit - RoTE 13.4% and EPS +23% YoY - Increased shareholder remuneration: cash DPS +16% year-on-year1 (1) Our 2022 shareholder remuneration policy is c.40% payout split in approximately equal parts (cash and share buybacks). Cash DPS estimated as 20% of the profit for the year. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

29 We achieved our 2022 and 2019 medium-term Group financial targets 2019 medium-term targets 2022 targets 2022 45.8%42-45%Efficiency ratio RoTE FL CET1 Payout 13-15% 11-12% 40-50% 13.4% 12.04% 40% ~45% >13% ~12% 40% +6%Revenue Mid-single digit growth1 0.99%CoR <1% Note: our 2022 shareholder remuneration policy is c.40% payout split in approximately equal parts (cash and share buybacks). Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. (1) In constant euros.

30 Looking ahead, we are well positioned to drive profitable growth in 2023 We are confident that our customer focus and consistent track record in increasing profitability will enable us to achieve the following 2023 targets Revenue Double-digit growth Efficiency ratio 44-45% CoR <1.2% FL CET1 >12% RoTE >15% Note: targets market dependent. Based on macro assumptions aligned with international economic institutions.

31 To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities Our aim Everything we do should be Simple, Personal and Fair To help people and businesses prosper Our howOur purpose Our purpose and how we want to be different (S P F) will drive customer growth and customer loyalty, increasing profitability to drive shareholder remuneration and value creation

32 28 February 2023 8.00 am - 1.00 pm 8 Northumberland Avenue London WC2N 5BY United Kingdom Phone: +44 20 3263 1011 Ana Botín Executive Chair Héctor Grisi CEO of Grupo Santander José García Cantera CFO of Grupo Santander DATE SPEAKERS EVENT LOCATION

33 Index 1 32 4 AppendixGroup and Business areas review Final remarks 2022 Highlights

34 Appendix Primary and Secondary segments Responsible Banking Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website.

35 Primary segments Detail by region and country

Europe

Highlights

- **Business transformation** to deliver accelerated growth, a more efficient operating model and increased customer satisfaction
- **Customers, loans and deposits up** in most countries
- **Double-digit profit growth** supported by strong NII performance, cost control and contained CoR
- **Costs decreased 7% in real terms and efficiency improved 5pp**, reflecting the structural changes in our operating model
- In **Q4,** NII growth was noteworthy (+13%). Profit affected by DGF contribution in Spain and the Bank Levy charge and the settlement agreed with the FCA in the UK

Key data and P&L

Loans	Deposits	Mutual Funds
€579bn +3%	**€643bn** +9%	**€93bn** -13%
Efficiency	**CoR**	**RoTE[1]**
47.3% -4.9pp	**0.39%** 0bps	**12.5%** +3.2pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
NII	3,567	12.8	12,565	18.5	18.8
Net fee income	1,051	-6.5	4,493	3.3	3.4
Total revenue	4,757	1.8	18,030	12.9	13.2
Operating expenses	-2,227	4.9	-8,523	2.1	2.5
Net operating income	2,530	-0.7	9,507	24.8	24.8
LLPs	-636	3.9	-2,396	4.8	4.5
Underlying att. profit	**973**	**-2.0**	**3,810**	**37.8**	**38.6**

(*) € mn and % change in constant euros.

Note: 2022 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 9.3%.
(2) % change in current euros.

Santander

36

Spain

- **Increased service quality** reflected in customer and volumes growth, mainly in mortgages, consumer, CIB and deposits
- **Profit x2.5** vs. 2021 on the back of 9% higher NII, good cost control and 31bps CoR improvement

Loans	Deposits	Mutual Funds
€250bn +2%	€335bn +15%	€72bn -10%
Efficiency	**CoR**	**RoTE[1]**
48.6% -3.7pp	0.61% -31bps	9.2% +5.4pp

P&L*	Q4'22	% Q3'22	2022	% 2021
NII	1,405	25.5	4,539	9.0
Net fee income	646	-7.3	2,818	1.0
Total revenue	2,175	2.5	8,233	6.3
Operating expenses	-1,057	6.0	-3,998	-1.3
Net operating income	1,118	-0.6	4,236	14.6
LLPs	-390	-7.5	-1,618	-30.3
Underlying att. profit	456	1.0	1,560	148.9

(*) € mn and % change.

UK

- **Strong net mortgage lending** (£9.8bn in 2022)
- **NOI up 22% YoY** supported by NII and efficiency gains
- **Higher LLPs** due to macro update vs. releases in 2021. Q4 profit impacted by the Bank Levy charge and the settlement agreed with the FCA (€127mn)

Loans	Deposits	Mutual Funds
€245bn +4%	€222bn +2%	€7bn -17%
Efficiency	**CoR**	**RoTE[1]**
49.6% -4.3pp	0.12% +21bps	15.4% -2.6pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
NII	1,297	3.2	4,992	13.0	13.9
Net fee income	95	3.4	390	-10.8	-10.1
Total revenue	1,388	0.9	5,418	11.6	12.5
Operating expenses	-677	4.3	-2,685	2.8	3.6
Net operating income	710	-2.2	2,733	21.9	22.9
LLPs	-82	-23.8	-316	—	—
Underlying att. profit	257	-34.6	1,395	-10.0	-9.2

(*) € mn and % change in constant euros.

Santander

Note: 2022 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 7.9% for Spain and 10.7% for the UK.
(2) % change in current euros.

37

Portugal

- **Strengthened customer loyalty (#2 in NPS)** and increased activity in mortgages and protection insurance
- **Profit up** supported by fees, further efficiency gains and well-controlled CoR. NII growth accelerated in Q4

Loans	Deposits	Mutual Funds
€40bn 0%	€42bn -1%	€4bn -17%

Efficiency	CoR	RoTE[1]
38.7% -4.1pp	0.04% -5bps	29.6% +6.0pp

P&L*	Q4'22	% Q3'22	2022	% 2021
NII	231	31.7	747	3.4
Net fee income	118	-2.6	484	9.8
Total revenue	362	13.4	1,295	-1.3
Operating expenses	-126	0.2	-502	-10.9
Net operating income	237	21.9	793	5.8
LLPs	-8	—	-17	-55.0
Underlying att. profit	174	28.5	534	15.7

(*) € mn and % change.

Poland

- **Strong operating performance,** NII doubled supported by higher rates, while costs grew well below inflation
- **Profit soared**, absorbing the impacts from CHF portfolio, mortgage payment holidays and IPS contribution

Loans	Deposits	Mutual Funds
€31bn +1%	€39bn +6%	€3bn -29%

Efficiency	CoR	RoTE[1]
28.0% -13.0pp	1.43% +76bps	18.1% +11.3pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
NII	552	3.7	1,976	98.7	93.7
Net fee income	125	-7.7	528	4.6	2.0
Total revenue	695	0.5	2,474	57.0	53.0
Operating expenses	-182	6.3	-692	7.2	4.5
Net operating income	512	-1.5	1,782	91.6	86.7
LLPs and other provisions	-235	-47.5	-993	68.8	64.5
Underlying att. profit	134	475.7	364	165.9	159.2

(*) € mn and % change in constant euros.

Santander

Note: 2022 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 15.0% for Portugal and 11.9% for Poland.
(2) % change in current euros.

38

39 North America Note: 2022 data and YoY changes (loans, deposits and mutual funds in constant euros). (1) Adjusted RoTE: adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 11.1%. (2) % change in current euros. Key data and P&L Loans Deposits Mutual Funds Efficiency CoR RoTE1 €157bn +9% €136bn +14% €28bn 0% 47.7% +1.9pp 1.49% +57bps 20.5% -3.6pp Highlights • Larger customer base and enhanced customer experience through tailored products and services • Overall volumes growth, driven by most segments in Mexico and by CIB, CRE and Auto in the US • Profitability remained high driven by outstanding results in Mexico and high profit in the US • In Q4, NII remained high, costs increased and LLPs normalization P&L* Q4'22 % Q3'22 2022% 2021% 2021² NII 2,603 -0.3 9,705 6.6 20.2 Net fee income 508 -1.1 1,958 5.7 19.1 Total revenue 3,295 2.2 12,316 0.6 13.5 Operating expenses -1,632 6.1 -5,871 5.1 18.2 Net operating income 1,663 -1.4 6,445 -3.1 9.5 LLPs -872 24.6 -2,538 85.5 109.8 Underlying att. profit 607 -12.0 2,878 -14.1 -2.8 (*) € mn and % change in constant euros.

USA

- **Strong volume growth:** loans up mainly due to Auto, CRE and CIB, while time deposits grew on the back of higher rates
- **High profit** (€1.8bn) from strong NII and good cost control, offsetting LLP normalization and lower lease income

Loans	Deposits	Mutual Funds
€115bn +9%	€98bn +19%	€15bn -3%
Efficiency	**CoR**	**RoTE[1]**
47.2% +3.3pp	1.35% +93bps	16.8% -7.2pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
NII	1,594	-3.4	6,140	3.0	15.9
Net fee income	183	-3.6	771	-12.3	-1.4
Total revenue	1,957	-0.8	7,623	-6.8	4.8
Operating expenses	-964	2.6	-3,599	0.1	12.6
Net operating income	993	-3.8	4,025	-12.3	-1.4
LLPs	-637	24.9	-1,744	270.3	316.4
Underlying att. profit	294	-24.8	1,784	-29.6	-20.8

(*) € mn and % change in constant euros.

Mexico

- **Successful customer attraction strategy** (+0.6mn total customers YoY) reflected in **growth in loans and fees**
- **Outstanding results** driven by greater customer revenue and strong credit quality performance (NPL ratio: -41bps)

Loans	Deposits	Mutual Funds
€41bn +8%	€37bn +1%	€14bn +3%
Efficiency	**CoR**	**RoTE[1]**
44.9% -1.3pp	1.95% -48bps	35.4% +7.0pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
NII	1,009	4.9	3,565	13.3	28.6
Net fee income	309	0.6	1,140	21.3	37.7
Total revenue	1,311	6.6	4,623	14.7	30.1
Operating expenses	-609	12.3	-2,076	11.4	26.4
Net operating income	702	2.1	2,547	17.5	33.3
LLPs	-233	23.4	-788	-12.2	-0.3
Underlying att. profit	339	2.0	1,213	31.0	48.6

(*) € mn and % change in constant euros.

Santander

Note: 2022 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 9.4% for the US and 16.9% for Mexico.
(2) % change in current euros.

40

41 South America Note: 2022 data and YoY changes (loans, deposits and mutual funds in constant euros). (1) Adjusted RoTE: adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 18.8%. (2) % change in current euros. Highlights Key data and P&L Loans Deposits Mutual Funds Efficiency CoR RoTE1 €152bn +10% €123bn +5% €59bn +7% 37.0% +2.0pp 3.32% +72bps 25.1% -1.1pp • Strengthening the connection and sharing best practices among units, capturing new business opportunities • Customer base growth (+7mn YoY) • Profit up YoY boosted by revenue and a lower tax burden, more than offsetting inflationary pressures and higher LLPs • High profitability, with double-digit RoTEs in all countries • Q4 customer revenue up 7% (partly due to higher transactionality), offset by growth in costs (labour agreements and activity) and LLPs (lower without one-off in Brazil) P&L* Q4'22 % Q3'22 2022% 2021% 2021² NII 3,141 5.5 12,979 5.6 14.8 Net fee income 1,165 12.0 4,515 11.5 21.4 Total revenue 4,412 4.5 18,025 7.6 17.5 Operating expenses -1,740 12.3 -6,675 18.0 24.1 Net operating income 2,672 -0.2 11,350 2.3 14.0 LLPs -1,408 12.1 -5,041 37.2 55.1 Underlying att. profit 774 -9.4 3,658 0.6 10.3 (*) € mn and % change in constant euros.

Brazil

- **Selective volume growth,** mainly secured and corporates
- **Profit remained high** in a difficult scenario given inflation and higher interest rates
- In **Q4,** NII and fees increased. Profit impacted by higher costs (labour agreement and activity) and LLPs (lower without one-off)

Loans	Deposits	Mutual Funds
€92bn +8%	**€76bn** +4%	**€45bn** 0%

Efficiency	CoR	RoTE[1]
32.4% +2.6pp	**4.79%** +106bps	**24.9%** -2.8pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
NII	**2,229**	0.8	**8,901**	-3.7	13.1
Net fee income	**884**	11.0	**3,296**	2.8	20.8
Total revenue	**3,240**	0.6	**12,910**	1.0	18.7
Operating expenses	**-1,171**	12.6	**-4,180**	9.9	29.2
Net operating income	2,069	**-5.1**	8,730	**-2.8**	**14.3**
LLPs	**-1,252**	10.6	**-4,417**	38.4	62.7
Underlying att. profit	**517**	**-20.6**	**2,544**	**-6.7**	**9.7**

(*) € mn and % change in constant euros.

Chile

- Focus on **Getnet** and **Santander Life**, boosting banking penetration. **#1 in NPS**
- **Profit up YoY** due to higher revenue (fees and trading gains), cost control and lower tax burden
- **NII** affected by the negative sensitivity to interest rate hikes

Loans	Deposits	Mutual Funds
€45bn +8%	**€29bn** -8%	**€9bn** +3%

Efficiency	CoR	RoTE[1]
40.1% +1.7pp	**0.93%** +8bps	**28.7%** +3.8pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
NII	**332**	-17.3	**1,772**	-8.7	-10.6
Net fee income	**127**	6.2	**468**	21.3	18.8
Total revenue	**515**	-10.7	**2,449**	1.9	-0.3
Operating expenses	**-244**	-1.7	**-981**	6.4	4.1
Net operating income	271	**-17.5**	1,468	**-0.9**	**-3.0**
LLPs	**-108**	26.5	**-399**	19.5	16.9
Underlying att. profit	**126**	**-21.0**	**677**	**8.8**	**6.5**

(*) € mn and % change in constant euros.

Santander

Note: 2022 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 19.2% for Brazil and 19.5% for Chile.
(2) % change in current euros.

42

Argentina

- Changes affected by high inflation
- Strengthened the customer loyalty. **#1 in NPS**
- **Profit up YoY** driven by revenue growth well above inflation and efficiency improvement. Strong credit quality

Loans	Deposits	Mutual Funds
€6bn +72%	**€11bn** +87%	**€4bn** +136%

Efficiency	CoR	RoTE[1]
53.9% -4.2pp	**2.91%** -10bps	**47.1%** +12.5pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
NII	431	42.9	1,778	171.5	67.0
Net fee income	97	27.7	542	109.6	28.9
Total revenue	420	47.1	1,833	114.8	32.1
Operating expenses	-178	27.7	-987	99.4	22.6
Net operating income	**242**	**72.2**	**846**	**136.1**	**45.2**
LLPs	-26	63.2	-132	53.0	-5.9
Underlying att. profit	**91**	**87.1**	**324**	**95.1**	**20.0**

(*) € mn and % change in constant euros.

Uruguay, Peru and Colombia

- Consumer credit expansion in Uruguay and joint initiatives between CIB and Corporates in Peru and Colombia
- Strong customer loyalty reflected in **loan growth**
- **Profits up** due to NII. **High profitability:** double-digit RoTEs

RoTEs[1]		
Uruguay	**Peru**	**Colombia**
33.1% +2.9pp	**20.1%** -2.6pp	**10.6%** -0.9pp

Underlying attributable profit



€ mn
138 +5%
2022
73 +4%
2022
27 +14%
2022

Santander

Note: 2022 data and YoY changes (underlying profit, loans, deposits and mutual funds in constant euros).
(1) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 26.2% for Argentina, 21.8% for Uruguay, 22.7% for Peru and 16.0% for Colombia.
(2) % change in current euros.

43

44 New lending Loans Customer Funds Efficiency CoR RoTE1 €125bn +9% €62bn +7% 46.7% -0.4pp 0.45% 0bps 14.4% +1.3pp €52bn +10% P&L* Q4'22 % Q3'22 2022% 2021% 2021² NII 990 -0.2 4,022 -0.5 -0.5 Net fee income 215 5.4 843 2.8 2.7 Total revenue 1,382 5.6 5,269 3.2 3.3 Operating expenses -609 1.6 -2,462 2.4 2.4 Net operating income 773 9.0 2,807 3.9 4.2 LLPs -115 -18.4 -544 3.1 3.2 Underlying att. profit 400 19.2 1,308 11.7 12.4 (*) € mn and % change in constant euros. Highlights • We expanded our value proposition further with new commercial alliances, leasing, subscription and BNPL services • Significant market share gains as new lending (+10% YoY) clearly outperformed a shrinking market • Revenue growth (leasing and fees) more than absorbed negative sensitivity to rate rises and new TLTRO conditions • Costs grew well below inflation (-6% in real terms), absorbing transformational projects • Credit quality remains solid; NPL down to 2.06% and CoR remained low at 0.45% Key data and P&L Note: 2022 data and YoY changes (loans and customer funds in constant euros). (1) Adjusted RoTEs: adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 13.7%. (2) % change in current euros. DCB Digital Consumer Bank

45 Corporate Centre Highlights Income statement • NII impacted by the rising interest rates • Negative FX hedging results offset by the positive impact from exchange rates in the countries' results • Significant decrease in LLPs and other provisions P&L* 2022 2021 NII -652 -624 Gains/losses on financial transactions -724 -140 Operating expenses -372 -346 LLPs and other provisions -164 -345 Tax and minority interests -27 -25 Underlying attributable profit -2,049 -1,535 (*) € mn.

46 Secondary segments Detail by business

Global businesses

Corporate & Investment Banking

- **SCIB´s client centric transformation** from lenders to strategic partners is yielding strong results
- **Further diversified business model** across clients, geographies and products. Accelerated capital rotation
- **Robust operating performance** driven by **double-digit growth in all core businesses,** especially Markets, GDF and GTB

Total fees	Profit	RoTE
€1,988mn +9%	**€2,805mn** +31%	**22.0%** +4.5pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
Total revenue	1,798	-3.1	7,395	27.4	31.6
Net operating income	935	-17.1	4,497	35.0	38.8
Underlying att. profit	441	-38.6	2,805	31.0	32.7

(*) € mn and % change in constant euros.

Wealth Management & Insurance

- **Strong growth in contribution to Group profit** on a like-for-like basis (+18%) in a challenging market environment
- **Private Banking:** recognized as a top 3 Best Global Private Bank with a record year in results and cross-border business
- **SAM** showed resilience market turmoil maintaining contribution to profit level
- **Insurance:** sustained growth in **gross written premiums**: +24%

AuMs	Total fees[1]	RoTE
€401bn -3%	**€3,689mn** +3%	**59.7%** +5.1pp

P&L*	Q4'22	% Q3'22	2022	% 2021	% 2021[2]
Total revenue	701	5.0	2,608	12.1	16.4
Net operating income	417	1.7	1,566	14.8	18.1
Underlying att. profit	301	2.1	1,118	15.3	18.8
Contribution to profit [3]	738	3.9	2,728	9.7	15.7

(*) € mn and % change in constant euros.

Santander

Note: 2022 data and YoY changes (fees, profit and commercial activity in constant euros).
(1) Including fees generated by asset management and insurance ceded to the commercial network; +4% excluding insurance one offs in 2021.
(2) % change in current euros.
(3) Excluding insurance one-off in 2021: contribution to the profit: +18%; total revenue: +22%, net operating income: +34% and attributable profit: +36%.

47

48Note: 2022 and YoY changes in constant euros. Cards does not include Digital Consumer Bank or PagoNxt. PagoNxt quarterly revenue performance +72% 2022 vs. 2021 Merchant Acquiring €165bn +27% International Trade 78 139 159 179 173 232 253 295 Q1'21 Q2 Q3 Q4 Q1'22 Q2 Q3 Q4 • Merchant Acquiring: Total Payments Volume rose backed by Brazil (+16%), Europe (+39%) and Mexico (+35%) • Revenue increased 93% YoY (+72% in constant euros) due to overall increase in business activity and volumes across regions >30k Total Payments Volume (TPV) # Active customers Constant € mn FY’22 target: +50% PagoNxt Cards Cards €302bn +14% # transactions +13% • 97 million cards managed globally • Revenue grew 29% YoY (+19% in constant in euros) • High profitability with an RoTE of c.30% Turnover Quarterly revenue performance +19% 2022 vs. 2021 739 806 829 972 938 999 975 1,055 Q1'21 Q2 Q3 Q4 Q1'22 Q2 Q3 Q4 Constant € mn

49 Appendix Primary and Secondary segments Responsible Banking Glossary

50 We continue to make progress on our ESG agenda Note: 2022 provisional data. 2025 / 2030 target2020 20% 3% 23% 23.7% 30% by 2025 ~0% by 2025 5mn 10mn by 20257mn 26.3% 2018 2019 2021 100bn by 202527bn 0.11 tCO2e / MWh in 2030 0 by 2030 0.21 7bn 43% 100% 19bn 33.8bn 120bn by 2025 220bn by 203065.7bn From…to… Accumulated 2022 N ew in 2 0 2 2 16.98 mtCO2e in 203023.84 61.71 grCO2e / RPK in 203092.47 1.07 tCO2e / tCS in 20301.58 53bn 0.17 90.9bn 50% 57% 75% 10mn 2% 2% 1% 2mn 29.1% 86% 1% 6bn • Electricity used from renewable energy sources • Green finance raised and facilitated (€) • Socially Responsible Investments AuMs (€) • Thermal coal-related power & mining phase-out (€) • Emissions intensity of power generation portfolio • Absolute emissions of energy portfolio • Emissions intensity of aviation portfolio • Emissions intensity of steel portfolio • Financially empowered people • Women in senior positions • Equal pay gap

51 Appendix Primary and Secondary segments Responsible Banking Glossary

52 Glossary - Acronyms ▪ ALCO: Assets and Liabilities Committee ▪ AM: Asset management ▪ AML: Anti-Money Laundering ▪ AT1: Additional Tier 1 ▪ AuMs: Assets under Management ▪ BFG: Deposit Guarantee Fund in Poland ▪ bn: Billion ▪ BNPL: Buy now, pay later ▪ bps: Basis points ▪ c.: Circa ▪ CET1: Common equity tier 1 ▪ CHF: Swiss franc ▪ CIB: Corporate & Investment Bank ▪ CoE: Cost of equity ▪ CoR: Cost of risk ▪ Covid-19: Coronavirus Disease 19 ▪ CRE: Commercial Real Estate ▪ DCB: Digital Consumer Bank ▪ DGF: Deposit guarantee fund ▪ DPS: Dividend per share ▪ eNPS: Employee net promoter score ▪ EPS: Earning per share ▪ ESG: Environmental, social and governance ▪ FL: Fully-loaded ▪ FX: Foreign exchange ▪ FY: Full year ▪ GDF: Global Debt Finance ▪ GDP: Gross domestic product ▪ GTB: Global Transaction Banking ▪ GWPs: Gross written premiums ▪ HQLA: High quality liquid asset ▪ HTC&S: Held to collect and sell ▪ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ▪ IPS: Institutional Protection Scheme ▪ LCR: Liquidity coverage ratio ▪ LLPs: Loan-loss provisions ▪ LTV: Loan to value ▪ M/LT: Medium-and long-term ▪ mn: million ▪ MREL: Minimum requirement for own funds and eligible liabilities ▪ NII: Net interest income ▪ NIM: Net interest margin ▪ NOI: Net operating income ▪ NPL: Non-performing loans ▪ NPS: Net promoter score ▪ OEM: Original equipment manufacturer ▪ PB: Private Banking ▪ PBT: Profit before tax ▪ P&L: Profit and loss ▪ PoS: Point of Sale ▪ pp: Percentage points ▪ Ps: Per share ▪ QoQ: Quarter-on-Quarter ▪ Repos: Repurchase agreements ▪ RoA: Return on assets ▪ RoE: Return on equity ▪ RoRWA: Return on risk-weighted assets ▪ RoTE: Return on tangible equity ▪ RWA: Risk-weighted assets ▪ SAM: Santander Asset Management ▪ SAN: Santander ▪ SCIB: Santander Corporate & Investment Banking ▪ SC USA: Santander Consumer USA ▪ SME: Small and Medium Enterprises ▪ SRF: Single Resolution Fund ▪ ST: Short term ▪ T1/T2: Tier 1/Tier 2 ▪ TLAC: Total loss absorbing capacity ▪ TLTRO: Targeted longer-term refinancing operations ▪ TNAV: Tangible net asset value ▪ TPV: Total Payments Volume ▪ YoY: Year-on-Year ▪ YTD: Year to date ▪ WM&I: Wealth Management & Insurance

53 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using 13 months from December to December. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortizations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ Total coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Allowances for loan-loss provisions over the last 12 months / average loans and advances to customers of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    2 February 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer